

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2021

Michael Praeger
Chief Executive Officer
AvidXchange Holdings, Inc.
1210 AvidXchange Lane
Charlotte, NC 28206

> **Re: AvidXchange Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 17, 2021**
> **File No. 333-259632**

Dear Mr. Praeger:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Reference to a prior comment refers to a comment in our September 8, 2021 letter.

Form S-1 filed September 17, 2021

Principal Stockholders, page 159

1.   We note your response to prior comment 7 and reissue this comment. Please identify the members of the investment committee for Caisse de dépôt et placement du Québec and the individuals who share investment and voting decisions for Ossa Investments Pte. Ltd.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3499 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brandon J. Bortner, Esq.